Exhibit 3.6

AMENDMENT TO THE AMENDED AND RESTATED BYLAWS

OF

COMPREHENSIVE CARE CORPORATION

Adopted January 12, 2007

Section 3.02 of the Corporation’s Bylaws is amended in its entirety to read as follows:

“General Powers and Number. The business and affairs of the Corporation shall be managed by the Board subject to any limitations set forth under the laws of the State of Delaware, the Articles of Incorporation, and these Bylaws concerning corporate action that must be authorized or approved by the stockholders. The number of directors of the Corporation shall be seven. The authorized number of directors can be changed from time to time only by a duly authorized amendment of this Section 3.02. No reduction of the number of directors shall have the effect of removing any director before that director’s term of office expires.”

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